1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓                                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                         No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•

the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•

the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

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EXHIBITS

Exhibit Number		Page
1.1	Announcement of Rail Merger – Update on Discussions dated May 17, 2007	5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: May 18, 2007

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

RAIL MERGER

UPDATE ON DISCUSSIONS

The Company notes from media reports earlier today that the Secretary for the Environment, Transport and Works has informed the Bills Committee about two points arising from the ongoing negotiations between the Company and Government on the proposed definitive transaction documents for the Rail Merger. The Company wishes to state its position in relation to these media reports.

During the course of the legislative process relating to the Rail Merger, the Company has indicated to Government that it would be prepared to consider including in the proposed definitive transaction documents provisions to address the following:

1.	Fare Adjustment Mechanism

That, as part of the Fare Adjustment Mechanism, the Company would be able to adjust individual fares within a range of ±5 percentage points from the overall fare adjustment rate, subject to overall compliance of its fare basket with the Fare Adjustment Mechanism.

2.	Arrangements on Fares

To extend the period during which the Company would not increase the fares to which the Fare Adjustment Mechanism would apply, to the earlier of: (i) 30th June, 2009; and (ii) the date on which merger negotiations between the parties are terminated (if at all).

On 17th May, 2007, the Secretary for the Environment, Transport and Works stated to the Bills Committee that the Government would be prepared to agree to the matters described above.

The Company confirms that, following this Announcement, negotiations between the Company and Government will continue in relation to the proposed definitive transaction documents. The Company continues to believe that if the Rail Merger is implemented on acceptable terms, it would be beneficial to shareholders.

The Rail Merger is subject to the enactment by LegCo of the Merger Ordinance and related subsidiary legislation. The Bill for the Merger Ordinance is currently being discussed by the Bills Committee. The Rail Merger is also subject to the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. The Company will make (a) further announcement(s) at the appropriate time(s). There is no assurance that the Rail Merger will be implemented.

Investors should exercise caution in their dealings in the securities of the Company.

A.	UPDATE ON DISCUSSIONS REGARDING THE RAIL MERGER

The Company notes from media reports earlier today that the Secretary for the Environment, Transport and Works has informed the Bills Committee about two points arising from the ongoing negotiations between the Company and Government on the proposed definitive transaction documents for the Rail Merger. The Company wishes to state its position in relation to these media reports.

Further to the Company’s Announcement dated 11th April, 2006 regarding the signing of the Confidential Memorandum of Understanding with the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury for and on behalf of Government in relation to the Rail Merger, the Company has continued negotiations with Government and KCRC in relation to the proposed definitive transaction documents for the Rail Merger.

1.	Fare Adjustment Mechanism

As discussed in the Company’s Announcement dated 11th April, 2006, the Confidential Memorandum of Understanding provided that a “direct drive” fare adjustment formula (the “Fare Adjustment Mechanism”, or “FAM”) should be adopted. The FAM would provide that any adjustment to fares should be linked to changes in the Government Composite Consumer Prices Index and changes in the Nominal Wage Index (Transport Sector) published by the Census & Statistics Department of Government, and, starting from the sixth year following the date on which the Rail Merger is implemented, taking into account a productivity factor. The Company would be able to adjust individual fares, within specified bands of rates of adjustment, subject to overall compliance of its fare basket with the FAM.

During the course of the legislative process relating to the Rail Merger, the Company has indicated to Government that it would be prepared to consider including in the proposed definitive transaction documents a provision which enables the Company to adjust individual fares within a range of ±5 percentage points from the overall fare adjustment rate, subject to overall compliance of its fare basket with the FAM.

2.	Arrangements on Fares

As discussed in the Company’s Announcement dated 11th April, 2006 the Confidential Memorandum of Understanding provided that, for the period commencing on the date of the CMoU and ending on the earlier of: (a) the date that is 24 months after the date of the CMoU; and (b) the date on which merger negotiations between the parties are terminated, the Company shall not increase the fares to which the FAM will or would apply.

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During the course of the legislative process relating to the Rail Merger, the Company has indicated to Government that it would be prepared to consider including in the proposed definitive transaction documents a provision which extends the period during which the Company would not increase the fares to which the proposed FAM would apply, to the earlier of: (i) 30th June, 2009; and (ii) the date on which merger negotiations between the parties are terminated (if at all).

On 17th May, 2007, the Secretary for the Environment, Transport and Works stated to the Bills Committee that the Government would be prepared to agree to the matters which were indicated to the Government by the Company, as described above.

B.	GENERAL

The Company confirms that, following this Announcement, negotiations between the Company and Government will continue in relation to the proposed definitive transaction documents for the Rail Merger.

The Company continues to believe that if the Rail Merger is implemented on acceptable terms, it would be beneficial to its shareholders. In accordance with the Listing Rules, the independent board committee established by the Company (consisting only of independent non-executive directors) will advise shareholders as to whether the terms of the Rail Merger are fair and reasonable and whether the Rail Merger is in the interests of the Company and its shareholders as a whole and to advise shareholders how to vote, taking into account the recommendations of the independent financial adviser, which will be appointed by the Company in due course.

In addition, the Rail Merger is subject to the enactment by LegCo of the Merger Ordinance and related subsidiary legislation. The Bill for the Merger Ordinance is currently being discussed by the Bills Committee. In addition, the Rail Merger is subject to the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. The Company will make (a) further announcement(s) at the appropriate time(s). There is no assurance that the Rail Merger will be implemented nor that, if implemented, it will address the matters summarised above. The share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings in the securities of the Company.

For the avoidance of doubt, this Announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

C.	DEFINITIONS

“Bills Committee”	means the Bills Committee of LegCo which is considering the Rail Merger Bill;

“Confidential Memorandum of Understanding” or “CMoU”	means the confidential memorandum of understanding entered into on 11th April, 2006 in relation to the Rail Merger;

“Government”	means the Government of the Hong Kong Special Administrative Region;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“KCRC”	means the Kowloon-Canton Railway Corporation;

“LegCo”	means the Legislative Council of Hong Kong;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Merger Ordinance”	means the Ordinance for the implementation of the Rail Merger;

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“MTRC” or the “Company”	means MTR Corporation Limited, a company incorporated in Hong Kong under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) with company number 714016, whose registered office is at MTR Tower, Telford Plaza, 33 Wai Yip Street, Kowloon Bay, Kowloon; and

“Rail Merger”	means the proposed merger of the operations of the Company and KCRC together with the acquisition by the Company from KCRC of a property package.

By Order of the Board

Leonard Bryan Turk

Company Secretary

Hong Kong, 17th May, 2007

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive directors

**	non-executive directors

This Announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.

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